PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 10)

LOOKSMART, LTD.

(Name of Subject Company [Issuer])

PEEK Investments LLC	Platinum Partners Value Arbitrage Fund L.P.
[Offeror - Purchaser]	[Offeror - Prospective Investor]

Snowy August Fund I LP	Platinum Management (NY) LLC
[Offeror - Prospective Investor]	[Offeror - Sponsor]

Snowy August Management LLC	Mark Nordlicht
[Offeror - Manager and Sponsor]	[Offeror - Principal of Platinum Parties]

Michael Onghai	Uri Landesman
[Offeror - Principal of Snowy August Parties]	[Offeror - Principal of Platinum Parties]

(Names of Filing Persons)

[Status - Relationship to Purchaser]

Common Stock

(Title of Class of Securities)

543442503

(CUSIP Number of Class of Securities)

On behalf of each direct above-named Filing Person:		On behalf of each direct above-named Filing Person:

c/o Snowy August Management LLC	and	c/o Platinum Management (NY) LLC
122 West 26th Street, 5th Floor		152 West 57th Street, 4th Floor
New York, New York 10001		New York, New York 10019
(917) 397-7234		(212) 582-2222

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Fletcher Clark Johnston, Esq.

Securities Law Adviser Group

100 Crescent Court, Suite 700

Dallas, Texas 75201

(214) 808-3264

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$16,293,925	$1,867.28

*	Estimated solely for purposes of calculating the filing fee and determined based on information in the Issuer's filings with the Commission, assuming the purchase of 16,293,925 shares of common stock, $0.001 par value per share, of the Issuer for $1.00 per share, net to the seller in cash, without interest or any withholding tax deduction, including: (a)(i) 17,293,237 shares (reported in the Definitive Proxy Statement filed June 4, 2012 by the Issuer with the Commission to be) outstanding as of May 16, 2012 less (ii) 2,591,312 shares owned by the Filing Persons and their affiliates as of July 16, 2012; and (b) 1,592,000 shares (reported in the Form 10-Q filed May 4, 2012 by the Issuer with the Commission to be) issuable pursuant to options outstanding and exercisable (whether or not in-the-money) as of March 31, 2012.

**	Calculated pursuant to Rule 0-11, Section 14(g) of the Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2012 issued September 29, 2011 by the Commission, as applicable, at a fee rate of $114.60 per million dollars of the aggregate amount of cash or value of securities or other property proposed to be offered, reduced in an amount equal to any fee previously paid in connection with or otherwise with respect to the proposed transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$1,867.28
	Form or Registration No.:	Schedule TO (File No. 005-56707)
	Filing Party(ies):	PEEK Investments LLC; Snowy August Fund I LP; Snowy August Management LLC; Michael Onghai; Platinum Partners Value Arbitrage Fund L.P.; Platinum Management (NY) LLC; Mark Nordlicht; and Uri Landesman
	Date Filed:	July 20, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-l .
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

Introduction

This Amendment is jointly filed by and on behalf of (a) PEEK Investments LLC ("Purchaser"), (b) Snowy August Fund I LP, (c) Snowy August Management LLC, (d) Michael Onghai, (e) Platinum Partners Value Arbitrage Fund L.P., (f) Platinum Management (NY) LLC, (g) Mark Nordlicht, and (h) Uri Landesman (collectively, the "Filing Persons") to reflect a change, or include additional material as an exhibit, to the Schedule TO filed July 20, 2012 by the Filing Persons with the Commission (the "Initial Schedule TO," as amended or supplemented prior hereto, the "Existing Schedule TO") and related tender offer materials (as amended or supplemented prior hereto, together with the Existing Schedule TO, the "Existing Tender Offer Materials") or otherwise amend and supplement the Existing Schedule TO (as amended or supplemented hereby, the "Schedule TO") and Existing Tender Offer Materials (as amended or supplemented hereby, the "Tender Offer Materials").

The Schedule TO relates to the third-party tender offer by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share, of LOOKSMART, LTD., a Delaware corporation ("LookSmart" or the "Company"), for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase included as Exhibit (a)(1)(i) thereto and the Letter of Transmittal included as Exhibit (a)(1)(ii) thereto (which, collectively, as amended and supplemented, constitute the "Offer"). Although the Offer is being made by Purchaser, the other Filing Persons are together with Purchaser jointly filing this Amendment, and named herein, as bidders and offerors for all purposes of the Offer.

Except as otherwise provided hereby or required by context, each capitalized and other term used and not otherwise defined herein shall have the meaning, if any, assigned to such term in the Tender Offer Materials. Except as otherwise provided hereby, the Existing Tender Offer Materials remain unchanged.

Amendments and Supplements to Schedule TO

Items 1 through 11.

Items 1 through 11 of the Existing Schedule TO are hereby amended and supplemented as follows:

1.                   Status of Filing Persons. The (a) fifth sentence in the Introduction of the Initial Schedule TO, (b) penultimate sentence of the answer to the first question in the Summary Term Sheet, and (c) third sentence of Section 8 of the Offer to Purchase, in each case, is hereby amended and restated in its entirety as follows: "Although the Offer is being made by Purchaser, the other Filing Persons are together with Purchaser, and named herein as, bidders and offerors for all purposes of the Offer."

2.                   Initial Scheduled Expiration Date. Each reference in the Existing Tender Offer Materials to the initial scheduled expiration date is hereby amended by changing each such reference from "August 10, 2012" to "August 16, 2012."

3.                   Back-End Withdrawal Rights Date. Each reference in the Existing Tender Offer Materials to the back-end withdrawal rights date is hereby amended by changing each such reference from "September 14, 2012" to "September 18, 2012."

4.                   Position of LookSmart's Board. The Existing Tender Offer Materials are hereby amended and supplemented by adding the following question and answer to the end of the Summary Term Sheet:

"What does LookSmart's board of directors think of the tender offer?

On August 2, 2012, LookSmart filed a Schedule 14D-9 which stated: "The Board believes that the Offer is inadequate and undervalues LookSmart...." and "Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

•	On August 3, 2012, LookSmart filed a Schedule 14D-9 which stated: "After careful consideration, including a thorough review of the terms and conditions of the tender offer, our Board of Directors unanimously determined that PEEK's offer is inadequate to stockholders and that the offer is not in the best interests of LookSmart or its stockholders. The Board of Directors of LookSmart recommends that stockholders reject the offer and not tender their shares pursuant to the offer."

•	On August 15, 2012, LookSmart filed a Schedule 14D-9 which stated: "Our Board continues to believe that PEEK's offer is not in the best interests of LookSmart stockholders....".

•	On August 23, 2013, LookSmart filed a Schedule 14D-9 which stated: "The Board believes that the Offer is inadequate and undervalues LookSmart..." and "Accordingly, based on the foregoing reasons, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer."

•	On August 30, 2013, LookSmart filed a Schedule 14D-9 which stated: "Our Board strongly believes the terms of Peek's offer and the tactics which they are pursuing are coercive...".

•	On December 20, 2012, LookSmart filed a Schedule 14D-9 which stated: "The Board has determined to withdraw its recommendation against the Offer, to express no opinion to LookSmart's stockholders as to the Offer and to remain neutral with respect to the Offer. The Board is no longer expressing a view as to whether the Offer is fair to or in the best interests of the stockholders and is not making a recommendation regarding whether the stockholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

The Board has determined that a stockholder's decision on whether or not to tender its shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder's particular circumstances. The Board urges each stockholder to make its own decision regarding the Offer based on all of the available information, including the adequacy of the Offer Price in light of the stockholder's own investment objectives, the stockholder's views as to LookSmart's prospects and outlook, the factors considered by the Board as described in the 14D-9 and any other factors that the stockholder deems relevant to its investment decision. The Board also urges each stockholder to consult with its financial and tax advisors regarding the Offer. The Board noted that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the shares prior to the announcement of the Offer, whereas a decision not to tender in the Offer would permit stockholders who believe the shares have a greater intrinsic value to realize greater long-term value if their view of the greater intrinsic value of the shares is recognized in the trading market.

In order to permit the stockholders to make such decisions, the Board has amended the Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. as rights agent, in order to permit PEEK to consummate the Offer on or prior to 5:00 p.m. New York City time on January 14, 2013 without triggering the Rights, and currently intends to approve the Offer for purposes of Section 203 of the DGCL, the "business combination" statute, to the extent that the Offer would result in PEEK becoming an "interested stockholder" as defined therein."

5.                   Potential Proxy Solicitation. The Existing Tender Offer Materials are hereby amended and supplemented by adding the following question and answer to the end of the Summary Term Sheet:

"Do we intend to commence a proxy solicitation with respect to LookSmart?

•	No. We do not currently intend to commence a proxy solicitation with respect to LookSmart. The tender offer does not constitute a solicitation of any proxy, consent, or authorization for or with respect to any meeting of, or action by written consent of, LookSmart's stockholders. If any such solicitation (a "Potential Proxy Solicitation") is made, it would be made pursuant to separate solicitation materials as required or permitted by applicable law, including Section 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

6.                  Board Control Condition. The ninth question and answer in the Summary Term Sheet is hereby amended and restated in its entirety as follows:

"Is the tender offer subject to any conditions?

•	Yes. The tender offer is subject to the following conditions, among others: (a) there being validly tendered and not withdrawn prior to the expiration of the tender offer at least the number of shares of LookSmart's common stock which, together with the shares then owned by Purchaser and its affiliates, represents a majority of the total number of shares then outstanding on a fully-diluted basis; (b) Purchaser being satisfied, in its reasonable discretion, that Section 203 of the General Corporation Law of the State of Delaware is inapplicable to the tender offer and the plans, proposals, agreements, and transactions contemplated by the tender offer; and (c) Purchaser being satisfied, in its reasonable discretion, that Purchaser or its affiliates will control LookSmart's board of directors upon consummation of the tender offer.

•	Purchaser believes that the minimum tender condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, as of January 4, 2013, approximately 8,508,647 shares had been deposited, which, together with the shares owned by Purchaser's affiliates, represents approximately 64% of the total number of shares outstanding. In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether the number of shares validly tendered and not withdrawn, together with the shares then owned by Purchaser and its affiliates, represents a majority of the total number of shares then outstanding on a fully-diluted basis. Purchaser plans to consult with LookSmart regarding the relevant calculations and other applicable criteria in order to determine whether the condition has been satisfied.

•	Purchaser believes that the Section 203 condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, on December 20, 2012, LookSmart filed a Schedule 14D-9 which stated: "In order to permit the stockholders to make such decisions, the Board has amended the Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. as rights agent, in order to permit PEEK to consummate the Offer on or prior to 5:00 p.m. New York City time on January 14, 2013 without triggering the Rights, and currently intends to approve the Offer for purposes of Section 203 of the DGCL, the "business combination" statute, to the extent that the Offer would result in PEEK becoming an "interested stockholder" as defined therein." In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether LookSmart's board of directors has approved the tender offer, and the plans, proposals, agreements, and transactions contemplated by the tender offer, for purposes of Section 203. Purchaser plans to consult with LookSmart regarding the relevant board approvals and other applicable criteria in order to determine whether the condition has been satisfied.

•	Purchaser believes that the board control condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, on December 20, 2012, LookSmart filed a Schedule 14D-9 which stated: "If the Offer is consummated on or prior to 5:00 p.m. New York City time on January 14, 2013, the Board intends to provide PEEK with proportional representation on the Board based on its ownership following consummation of the Offer, rounded down to the nearest whole number of directors; provided that if PEEK owns a majority of the outstanding shares of LookSmart’s common stock following consummation of the Offer, then the Board intends to provide PEEK with at least majority Board representation." In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether LookSmart's board of directors has taken appropriate action to ensure that Purchaser will receive majority board representation. Purchaser plans to consult with LookSmart regarding the relevant board approvals and other applicable criteria in order to determine whether the condition has been satisfied.

•	Other conditions of the tender offer are described herein under "The Tender Offer - Section 14. Conditions of the Offer." The tender offer is not conditioned upon Purchaser obtaining financing."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

7.                 Background of the Offer; Past Contacts, Transactions, and Negotiations. Section 10 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"As previously disclosed in their SEC filings, Snowy August Management and Michael Onghai (the "Onghai Parties") have engaged in discussions (on occasion with outside legal and financial advisors) with each other, LookSmart, security holders of LookSmart and other persons with respect to the Shares, LookSmart, LookSmart's industry, business, condition, operations, structure, governance, management, capitalization, policies, plans and prospects and related and other matters.  As part of such discussions and such person's continuing review and analysis of such person's interest in LookSmart, each Onghai Party has considered numerous strategic investment, business, and other transactions and opportunities, including a tender offer with respect to LookSmart and the Shares.

In early May 2012, Mr. Onghai contacted Mark Nordlicht to discuss various investment opportunities and alternatives, including with respect to LookSmart and possible ways to increase shareholder value.

From May 2012 to June 29, 2012, Mr. Onghai communicated from time to time with Mr. Nordlicht about various investment opportunities and alternatives, including various possible transactions with respect to LookSmart and the possibility of commencing a tender offer, conducting a proxy contest, acquiring additional securities through privately negotiated transactions, various combinations of strategies, and other possible ways to increase shareholder value.

Between May 2012 and June 29, 2012, the Filing Persons weighed the possible options, including with respect to whether to get actively involved at all and whether to act independently or work together to pursue various possibilities.

On June 13, 2012, Mr. Onghai formed Purchaser.

On June 29, 2012, Mr. Onghai, on behalf of Snowy August Management, and Mr. Nordlicht, on behalf of Platinum Management, tentatively agreed in principle to explore various possible transactions with respect to LookSmart,  including a proposed tender offer.

On August 15, 2012, Mr. Nordlicht called Mark Sanders, a member of LookSmart's board of directors, to discuss LookSmart and subsequently also discussed LookSmart with Scott Kauffman, another member of LookSmart's board of directors.

On September 10, 2012, representatives of Platinum Management contacted Victory Park, Looksmart's investment bankers, regarding the possibility of settlement discussions.

On September 14, 2012, representatives of Platinum Management met with Mr. Kauffman to discuss LookSmart's business and the tender offer.

Since September 14, 2012, the Filing Persons and their representatives have engaged periodically in possible settlement discussions with LookSmart, including with respect to possible board representation rights, corporate governance initiatives, limitations and other modifications to the tender offer, and related agreements and transactions."

8.                  Purposes of the Offer; Plans or Proposals Concerning the Company. The third sentence of Section 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"If Purchaser (together with its affiliates) acquires control of LookSmart, Purchaser plans to utilize control to influence LookSmart's management, policies, and practices and effect positive change, improve LookSmart's performance, and realize value for security holders. Mr. Onghai plans to effect positive change by reviewing LookSmart's business, financial condition, operations, management, organizational structure, and expenses and working with LookSmart to pursue strategic relationships and enhance LookSmart's business model and plans and eliminate and reduce inefficiencies. Mr. Onghai plans also to implement various corporate governance improvement initiatives and compliance measures designed to improve LookSmart's disclosure controls and procedures. The Filing Persons believe that the changes will improve LookSmart's financial performance and results of operations and preserve and create additional value for LookSmart's security holders."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

9.                  Purposes of the Offer; Plans or Proposals Concerning the Company. The fifth sentence of Section 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"Purchaser is seeking maximum representation on LookSmart's Board, as soon as practicable, for shareholders generally or qualified nominees designated by Purchaser or its affiliates. For example, Purchaser may suggest or recommend increasing the size of LookSmart's Board to add directors nominated by shareholders after soliciting input from other significant stakeholders and shareholders generally as to potential director nominees. Purchaser may also negotiate with LookSmart to have qualified nominees designated by Purchaser appointed to LookSmart's Board."

10.                  Purposes of the Offer; Plans or Proposals Concerning the Company. Section 11 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end thereof:

"The Filing Persons are currently engaged in negotiations with LookSmart and various directors, legal counsel, and other representatives of LookSmart with respect to possible board representation rights and related agreements and transactions, including, without limitation, in connection with the possible consummation of the Offer and the satisfaction of the conditions of the Offer. However, the Filing Persons cannot guarantee that the negotiations will be successful or that the tender offer will be consummated even if the negotiations are successful. As of January 4, 2013, the Filing Persons had not entered into any agreement with LookSmart or any representative of LookSmart regarding the tender offer or any other matter."

11.                  Conditions of the Offer. Section 14 of the Offer to Purchase is hereby amended and supplemented by adding the following to the end thereof:

"Purchaser believes that the Minimum Tender Condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, as of January 4, 2013, approximately 8,508,647 shares had been deposited, which, together with the shares owned by Purchaser's affiliates, represents approximately 64% of the total number of shares outstanding. In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether the number of shares validly tendered and not withdrawn, together with the shares then owned by Purchaser and its affiliates, represents a majority of the total number of shares then outstanding on a fully-diluted basis. Purchaser plans to consult with LookSmart regarding the relevant calculations and other applicable criteria in order to determine whether the condition has been satisfied.

Purchaser believes that the Section 203 Condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, on December 20, 2012, LookSmart filed a Schedule 14D-9 which stated: "In order to permit the stockholders to make such decisions, the Board has amended the Rights Agreement dated as of August 23, 2012 between LookSmart and Computershare Trust Company, N.A. as rights agent, in order to permit PEEK to consummate the Offer on or prior to 5:00 p.m. New York City time on January 14, 2013 without triggering the Rights, and currently intends to approve the Offer for purposes of Section 203 of the DGCL, the "business combination" statute, to the extent that the Offer would result in PEEK becoming an "interested stockholder" as defined therein." In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether LookSmart's board of directors has approved the tender offer, and the plans, proposals, agreements, and transactions contemplated by the tender offer, for purposes of Section 203. Purchaser plans to consult with LookSmart regarding the relevant board approvals and other applicable criteria in order to determine whether the condition has been satisfied.

Purchaser believes that the Board Control Condition will be satisfied. In assessing whether the condition will be satisfied, Purchaser has considered that, on December 20, 2012, LookSmart filed a Schedule 14D-9 which stated: "If the Offer is consummated on or prior to 5:00 p.m. New York City time on January 14, 2013, the Board intends to provide PEEK with proportional representation on the Board based on its ownership following consummation of the Offer, rounded down to the nearest whole number of directors; provided that if PEEK owns a majority of the outstanding shares of LookSmart’s common stock following consummation of the Offer, then the Board intends to provide PEEK with at least majority Board representation." In assessing whether the condition will be satisfied upon the expiration of the tender offer, Purchaser will consider whether LookSmart's board of directors has taken appropriate action to ensure that Purchaser will receive majority board representation. Purchaser plans to consult with LookSmart regarding the relevant board approvals and other applicable criteria in order to determine whether the condition has been satisfied. Purchaser will consider quantitative and qualitative factors such as the total authorized number of directors, whether the board size may be increased or decreased with or without Purchaser's consent, director class assignments, and board committee assignments and roles. The Board Control Condition could be satisfied if any one or more of the current directors remain on LookSmart's Board after the consummation of the Offer as long as the board size was increased, as necessary or appropriate, to provide Purchaser with the right to designate a majority of the members of LookSmart's Board."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

Item 12. Exhibits.

Item 12 of the Existing Schedule TO is hereby amended and restated in its entirety as follows:

"The information in the Exhibit Index hereto is hereby incorporated herein by reference."

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEEK Investments LLC

Date: January 7, 2013	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Snowy August Fund I LP

Date: January 7, 2013	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Snowy August Management LLC

Date: January 7, 2013	By:	/s/ Michael Onghai
	Name:	Michael Onghai
	Title:	President

Michael Onghai

Date: January 7, 2013	By:	/s/ Michael Onghai
	Name:	Michael Onghai

Platinum Partners Value Arbitrage Fund L.P.

Date: January 7, 2013	By:	/s/ Oliver Jimenez
	Name:	Oliver Jimenez
	Title:	Chief Compliance Officer

Platinum Management (NY) LLC

Date: January 7, 2013	By:	/s/ Oliver Jimenez
	Name:	Oliver Jimenez
	Title:	Chief Compliance Officer

Mark Nordlicht

Date: January 7, 2013	By:	/s/ Mark Nordlicht
	Name:	Mark Nordlicht

Uri Landesman

Date: January 7, 2013	By:	/s/ Uri Landesman
	Name:	Uri Landesman

Remainder of Page Intentionally Left Blank. Exhibit Index to Follow.

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PEEK - Tender Offer Statement on Schedule TO - Amendment No. 10 - January 7, 2013

Exhibit Index

Reference	Description	Notes*
(a)(1)(i)	Offer to Purchase dated July 16, 2012	1
(a)(1)(ii)	Form of Letter of Transmittal (including Taxpayer Guidelines)	1
(a)(1)(iii)	Form of Notice of Guaranteed Delivery	1
(a)(1)(iv)	Form of Letter to Nominee	1
(a)(1)(v)	Form of Letter to Client	1
(a)(1)(vi)	Form of Summary Advertisement	1
(a)(5)(i)	Press Release issued June 29, 2012	2
(a)(5)(ii)	Press Release issued August 13, 2012	3
(a)(5)(iii)	Press Release issued August 27, 2012	4
(a)(5)(iv)	Press Release issued August 29, 2012	5
(a)(5)(v)	Press Release issued September 4, 2012	6
(a)(5)(vi)	Press Release issued September 6, 2012	6
(a)(5)(vii)	Press Release issued September 13, 2012	7
(a)(5)(viii)	Press Release issued September 17, 2012	8
(a)(5)(ix)	Press Release issued October 1, 2012	8
(a)(5)(x)	Press Release issued October 29, 2012	9
(a)(5)(xi)	Press Release issued December 2, 2012	10
(a)(5)(xii)	Press Release issued December 31, 2012	11
(b)	Not Applicable	N/A
(d)(i)	Sponsorship Agreement dated July 16, 2012 among Purchaser and each other party thereto	1
(d)(ii)	Equity Commitment Letter dated July 16, 2012 of Platinum Partners Value Arbitrage Fund L.P.	1
(d)(iii)	Equity Commitment Letter dated July 16, 2012 of Snowy August Fund I LP	1
(g)	Not Applicable	N/A
(h)	Not Applicable	N/A

*	Filed herewith (F/H), not applicable (N/A), or hereby incorporated herein by reference from the corresponding exhibit to the following filing by the Filing Persons with the Commission:
(1)	Schedule TO filed July 20, 2012.
(2)	Schedule TO-C filed June 29, 2012.
(3)	Schedule TO/A-1 filed August 14, 2012.
(4)	Schedule TO/A-2 filed August 27, 2012.
(5)	Schedule TO/A-3 filed August 30, 2012.
(6)	Schedule TO/A-4 filed September 7, 2012.
(7)	Schedule TO/A-5 filed September 14, 2012.
(8)	Schedule TO/A-6 filed October 5, 2012.
(9)	Schedule TO/A-7 filed November 1, 2012.
(10)	Schedule TO/A-8 filed December 5, 2012.
(11)	Schedule TO/A-9 filed January 3, 2012.

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